Exhibit 3.1.17

CERTIFICATE OF FORMATION

OF

NCO SUPPORT SERVICES, LLC

In compliance with the requirements of Section 18-201 of the Delaware Limited Liability Company Act, as may be amended from time to time, relating to the formation of a limited liability company, the undersigned, desiring to form a limited liability company, hereby certifies that:

1.	The name of the limited liability company is NCO Support Services, LLC.

2.	The address of the limited liability company’s registered office is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN TESTIMONY WHEREOF, the undersigned has executed this Certificate of Formation this 30th day of September, 2004.

/s/ Al Zezulinski
Al Zezulinski, Authorized Signatory